UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)
American Ecology Corporation

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
025533407

(CUSIP Number)
Ronald R. Peterson
Jenner & Block LLP, 330 N. Wabash, Chicago, IL 60611
(312) 222-9350

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 12, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edward F. Heil

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,483,066

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,483,066

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,483,066

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

[1]	The percentage reported in row (13) is calculated based upon 18,246,240 shares of Common Stock of American Ecology Corporation outstanding as of April 29, 2008, as set forth in American Ecology Corporation’s Form 10-Q filed on April 30, 2008 for the period ended March 31, 2008.

Page 2 of 6 Pages

     Item 1. Security and Issuer.
     This Amendment No. 13 (the “Amendment”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission on September 22, 1992, as amended in certain respects by Amendment Nos. 1 through 12 thereto (the “Statement”). The class of equity security to which this Amendment relates is the common stock, par value $0.01 per share (the “Common Stock”), of American Ecology Corporation, a Delaware corporation (“American Ecology”). The name and address of the principal executive office of American Ecology is Lakepointe Centre I, 300 E. Mallard, Suite 300, Boise, Idaho 83706.
     Item 2. Identity and Background.
     This Amendment is being filed by Edward F. Heil (“Mr. Heil”). Mr. Heil’s principal occupation is that of a land developer and private investor. His business address and the address where his principal occupation is conducted is 8052 Fisher Island Drive, Fisher Island, Florida 33109. Mr. Heil also serves on the Board of Directors of American Ecology. Mr. Heil is a citizen of the United States of America.
     During the last five years, Mr. Heil has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Item 3. Source and Amount of Funds or Other Consideration.
     Inapplicable.
     Item 4. Purpose of Transaction.
     This Amendment is being filed to disclose the dispositions described in Item 5 below.
     Mr. Heil holds the Common Stock of American Ecology for investment purposes. Mr. Heil reserves the right to purchase additional shares of the Common Stock or dispose of shares of the Common Stock from time to time as conditions appear advantageous for doing so. Mr. Heil is eligible to participate in current and future plans and arrangements pursuant to which American Ecology directors may be granted shares or options to purchase shares of the Common Stock.
     In Mr. Heil’s capacity as a member of the Board of Directors of American Ecology, he is involved in the management of American Ecology and may from time to time consider and vote upon plans or proposals relating to those events described below in clauses (a) — (j) of this Item 4.
     Except for such actions as may be taken by Mr. Heil in his capacity as a member of the Board of Directors of American Ecology, Mr. Heil does not have any plans or proposals that relate to or would result in:

Page 3 of 6 Pages

(a)	The acquisition by any person of additional securities of American Ecology, or the disposition of securities of American Ecology;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving American Ecology or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of American Ecology or any of its subsidiaries;

(d)	Any change in the present board of directors or management of American Ecology, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of American Ecology;

(f)	Any other material change in American Ecology’s business or corporate structure;

(g)	Changes in American Ecology’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of American Ecology by any person;

(h)	Causing a class of securities of American Ecology to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of American Ecology becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.
     Item 5. Interest in Securities of the Issuer.
(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 is as follows:

	Number of
	Shares of
Name	Common Stock	Percentage
Edward F. Heil	1,483,066	8.1%
The percentage reported above is calculated based upon 18,246,240 shares of Common Stock of American Ecology outstanding as of April 29, 2008, as set forth in American Ecology Corporation’s Form 10-Q filed on April 30, 2008 for the period ended March 31, 2008.

Page 4 of 6 Pages

(b)	Mr. Heil has the sole power to vote or direct the vote of 1,483,066 shares of the Common Stock and has sole dispositive power over 1,483,066 shares of the Common Stock.

(c)	Since January 30, 2007, the date Amendment No. 12 to the Statement was filed, Mr. Heil, in his capacity as director of American Ecology, received grants of 900 and 1,200 shares of restricted Common Stock on May 18, 2007 and May 23, 2008, respectively, pursuant to American Ecology’s 2005 Non-Emloyee Director Compensation Plan.
Since January 30, 2007, Mr. Heil also sold shares of Common Stock in open market transactions, as follows:

Transaction Date	Number of Shares Sold	Price Per Share
June 12, 2008	195,000	$28.92

June 13, 2008	45,000	$28.95
The Statement previously reported 629,460 shares of Common Stock held by The Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust #2 (the “Trust”), for which Mr. Heil previously served as trustee. The beneficiaries of the Trust are Mr. Heil’s children. Mr. Heil resigned as trustee of the Trust. Accordingly, all references to the shares of Common Stock held by the Trust are omitted from this Amendment.
(d)	No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities beneficially owned by Mr. Heil.

(e)	Inapplicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     None.
     Item 7. Material to be filed as Exhibits.
     None.

Page 5 of 6 Pages

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.
Date: June 20, 2008

EDWARD F. HEIL
By:	/s/ Edward F. Heil
Edward F. Heil

Page 6 of 6 Pages